Exhibit 99.1
DEUTSCHE BANK REPORTS NET INCOME OF EUR 6.5 BILLION, UP 7%, FOR THE YEAR 2007
•	Income before income taxes of EUR 8.7 billion, up 5%

•	Diluted earnings per share of EUR 13.05, up 14%

•	Recommended dividend of EUR 4.50 per share, up 50 cents or 12.5%

•	Fourth-quarter income before income taxes of EUR 1.4 billion; net income of EUR 1.0 billion

•	Net new money inflows in PCAM of EUR 13 billion in the fourth quarter, EUR 59 billion for the year 2007.
FRANKFURT AM MAIN, 7 February 2008 — Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported unaudited figures for the fourth quarter and full year 2007.
For the year 2007, income before income taxes was EUR 8.7 billion, up 5% versus the year 2006, and revenues were EUR 30.7 billion, up 8%. Net income for the year was EUR 6.5 billion, up 7% versus 2006. Pre-tax return on average active equity was 29%, versus 33% in 2006. Average active equity was EUR 29.8 billion in 2007, versus EUR 25.5 billion in 2006. Diluted earnings per share were EUR 13.05, up 14% versus EUR 11.48 in 2006. Per the Group’s target definition, which excludes certain significant gains and charges, pre-tax return on average active equity was 26%, while diluted earnings per share were EUR 10.79. The Management Board has recommended a dividend of EUR 4.50 per share, up 50 cents or 12.5% versus 2006.
For the fourth quarter 2007, income before income taxes was EUR 1.4 billion, down 25% versus the fourth quarter 2006. Net income was EUR 1.0 billion, down 47% versus the fourth quarter 2006. The fourth quarter 2006 included EUR 355 million of tax credits arising from changes in German tax law. Fourth quarter pre-tax return on average active equity was 18%, and diluted earnings per share were EUR 1.93.
Dr. Josef Ackermann, Chairman of the Management Board, said: “I am pleased to report robust earnings for the fourth quarter, which concludes one of our best years ever and a year of solid performance in challenging times. In 2007 we clearly strengthened our competitive position and delivered another year of profit growth while simultaneously maintaining our capital strength. This performance enables us to recommend to our shareholders another increase in our dividend, to EUR 4.50 per share.”

He added: “In the fourth quarter, we again demonstrated the quality of our risk management. We had no net write-downs related to sub-prime, CDO or RMBS exposures. Those trading businesses in which we reported losses in the third quarter produced a positive result in the fourth quarter. In leveraged finance, where we had significant write-downs in the third quarter, net write-downs in the fourth quarter were less than EUR 50 million.”
Dr. Ackermann concluded: “Looking forward, we expect conditions to remain challenging in 2008. Uncertainties in the macro-economic environment are likely to affect capital markets-related businesses. Nevertheless, we remain focused on growing our platform and gaining market share. Our strategy and business model have proven themselves. Our capital base is stronger than ever. Notwithstanding short-term uncertainties, the longer-term trends shaping our industry are moving in our direction. We have shown resilience in 2007. We face the future with confidence. As a result, we re-affirm our vision of delivering a pre-tax profit of EUR 8.4 billion in 2008.”
Group Highlights
Net revenues for the fourth quarter were EUR 7.3 billion, up 2% versus the fourth quarter 2006.
In the Corporate and Investment Bank (CIB), revenues were EUR 4.5 billion, essentially unchanged versus the prior year quarter. In Sales & Trading (Debt and other products), revenues in foreign exchange, interest rate trading, and money markets saw strong year-on-year growth while revenue levels in some credit trading areas, and residential mortgage-backed securities, were significantly lower, reflecting conditions in credit markets. Sales & Trading (Equity) saw a modest year-on-year growth, driven by the customer-focused businesses, while revenues in designated proprietary trading were lower than in the prior year quarter. Revenues in Origination were lower than in the fourth quarter 2006, reflecting the ongoing difficult conditions in the leveraged finance markets and lower levels of market activity in equity origination, while Advisory revenues were up 35% to EUR 314 million, a record quarter. Revenues in Global Transaction Banking were up 12% year-on-year, reflecting growth in Cash Management, Trade Finance and Trust & Securities Services (TSS).
In Private Clients and Asset Management (PCAM), fourth quarter revenues were EUR 2.5 billion, up 3%. In Asset and Wealth Management (AWM), revenues were EUR 1.1 billion, down 3%, reflecting lower revenues in Real Estate Asset Management than in the prior year quarter, which more than counterbalanced revenue growth in Private Wealth Management. Revenues in Private & Business Clients (PBC) rose 8% to EUR 1.4 billion, a quarterly record, reflecting the acquisitions of Berliner Bank and norisbank in Germany, and organic growth.
For the full year, Group net revenues were EUR 30.7 billion, up 8% versus 2006.
Provision for credit losses in the fourth quarter was EUR 329 million, up from EUR 131 million in the fourth quarter 2006. In CIB, provisions were EUR 190 million, up from EUR 24 million in the prior year quarter, primarily reflecting a provision taken on a single counterparty relationship. Provisions in PCAM were EUR 136 million, up from EUR 107 million. The increase in PCAM’s provision for credit losses arose primarily in

PBC, and reflects growth in PBC’s consumer finance business and the aforementioned acquisitions in Germany.
For the full year, provision for credit losses was EUR 612 million, compared to EUR 298 million in 2006. This reflects net charges of EUR 109 million in CIB, compared to net releases of EUR 94 million in 2006, and a 28% increase in PCAM’s provisions to EUR 501 million, driven predominantly by provisions in PBC.
Noninterest expenses for the fourth quarter were EUR 5.5 billion, a rise of 8% versus the fourth quarter 2006. Compensation expenses rose 5% to EUR 3.2 billion. The ratio of compensation expenses to revenues was 44% in the quarter, compared to 43% in the fourth quarter 2006. General and administrative expenses were EUR 2.1 billion, up 10% versus the fourth quarter 2006. Policyholder benefits and claims were EUR 127 million, compared to EUR 20 million in the fourth quarter 2006. An additional expense of EUR 74 million was incurred due to an impairment of an intangible asset in Asset Management. The non-compensation cost ratio was 32%, compared to 29% in the fourth quarter 2006.
For the full year 2007, total noninterest expenses were EUR 21.4 billion, up 8% versus 2006. Compensation expenses were EUR 13.1 billion, up 5%. This reflects an increase in salary expenses partly resulting from a headcount increase of 9,442 (on a full-time equivalent basis) during the year, together with accelerated amortization of previously awarded equity compensation for employees eligible for early retirement. General and administrative expenses for the year were EUR 8.0 billion, up 13%. Noninterest expenses in 2007 also reflected policyholder benefits and claims of EUR 193 million (2006: EUR 67 million) and impairments of intangible assets of EUR 128 million (2006: EUR 31 million). Impairment charges in the current year included, in addition to the aforementioned impairment in Asset Management, a goodwill impairment of EUR 54 million in Corporate Investments in the first quarter 2007.
The full year cost-income ratio was close to 70%, unchanged from 2006. The compensation cost ratio was 43%, compared to 44% in 2006, while the non-compensation cost ratio was 27%, versus 26% in 2006.
Income before income taxes was EUR 1.4 billion for the quarter, compared to EUR 1.9 billion in 2006. Pre-tax return on average active equity was 18%, compared to 29% in the fourth quarter 2006 based on a EUR 4.3 billion higher average active equity than in the fourth quarter 2006. Per the Group’s target definition, pre-tax return on average active equity was 18%, compared to 29% in the prior year quarter.
For the full year 2007, income before income taxes was EUR 8.7 billion, up 5% versus 2006. Pre-tax return on average active equity was 29%, versus 33% in the prior year. Per the Group’s target definition, pre-tax return on average active equity was 26%, compared to 31% in 2006.
Net income for the quarter was EUR 969 million, compared to EUR 1.8 billion in the fourth quarter 2006. In 2006, fourth quarter net income included EUR 355 million in corporate tax credits from prior years, which were recognised in accordance with changes in German tax law. Diluted earnings per share were EUR 1.93, compared to EUR 3.56 in the fourth quarter 2006. The effective tax rate for the quarter was 32.6%.

For the full year, net income was EUR 6.5 billion, up 7% versus 2006. Diluted earnings per share were EUR 13.05, up 14% versus the prior year. Per target definition, diluted earnings per share were EUR 10.79, up 5% versus 2006. These increases in diluted earnings per share benefited from the modification of certain derivative contracts, related to trading in Deutsche Bank shares, in late 2006.
The BIS Tier 1 Capital ratio was 8.6% at the end of the quarter, down from 8.8% at the end of the third quarter and up from 8.5% at the end of 2006. Risk-weighted assets were EUR 328 billion at the end of the quarter, up by EUR 17 billion from EUR 311 billion at the end of the third quarter. Tier 1 Capital increased to EUR 28.3 billion, up by 20%. This development was driven by an increase of 13% in total shareholders’ equity to EUR 37.0 billion at the end of 2007.
Business Segment Review
Corporate and Investment Bank Group Division (CIB)
CIB’s net revenues for the quarter were EUR 4.5 billion, essentially unchanged versus the fourth quarter 2006. Noninterest expenses were EUR 3.6 billion, an increase of 11%, or EUR 367 million, compared with the prior year quarter. Income before income taxes was EUR 669 million in the final quarter of 2007, a decrease of 43%, or EUR 514 million, from the fourth quarter 2006.
For the full year 2007, net revenues were EUR 19.1 billion, an increase of 2%, or EUR 290 million versus 2006. Noninterest expenses of EUR 13.8 billion increased by 8%, or EUR 1.0 billion, compared to 2006. Income before income taxes was EUR 5.1 billion, a decrease of 15%, or EUR 937 million, from the previous year.
Corporate Banking & Securities Corporate Division (CB&S)
Revenues from Sales & Trading (Debt and other products) were EUR 1.6 billion in the fourth quarter, a decrease of 10% or EUR 185 million versus the fourth quarter 2006, reflecting weaker performance in trading of asset backed securities (including those backed by residential and commercial mortgages), partly offset by continued strength in CB&S’s foreign exchange, interest rates and money markets businesses. Our credit trading businesses showed a significant recovery after an exceptionally difficult third quarter, though revenues were lower than in the fourth quarter 2006. Following our decision to proactively manage down troubled risk positions in the third quarter and ongoing active risk management, we took no further losses on our remaining CDO exposures in the current quarter after taking into account related gains on hedge positions.
Revenues from Sales & Trading (Equity) totalled EUR 1.1 billion in the fourth quarter, an increase of 1%, or EUR 8 million, versus the fourth quarter 2006, reflecting significant improvements across customer-driven businesses, offset by a decline in the contribution from designated proprietary trading. Both customer-driven and designated proprietary trading businesses improved versus the third quarter 2007.
For the full year, Sales & Trading performed well, given the exceptionally challenging markets of the second half 2007. Sales & Trading (Debt and other products) revenues were EUR 8.4 billion, a decrease of 7%, or EUR 609 million, compared to 2006. Effective risk management resulted in contained losses in our collateralized debt obligations and U.S. residential mortgage businesses, despite the investment banking industry facing substantial problems in both sectors. CB&S further benefited from the scale and diversity of its Global Markets platform, particularly its leadership in products such as foreign exchange, interest rates and money markets and its strong position in emerging markets, which helped to offset a weaker performance in our credit trading businesses. Sales & Trading (Equity) revenues were a record EUR 4.6 billion, an increase of 14% or EUR 574 million versus 2006. Customer-driven business remains the predominant source of CB&S’s Sales & Trading revenues. Designated proprietary trading gains were lower compared to 2006, both in absolute terms and as a percentage of net revenues, having been negatively affected by the market dislocations occurring in the second half of the year.
Origination and Advisory generated revenues of EUR 824 million in the fourth quarter 2007, a decrease of 2%, or EUR 21 million, versus the fourth quarter 2006. Advisory revenues increased by 35%, or EUR 82 million, to EUR 314 million, a quarterly record, as Deutsche Bank gained market share in all regions. Origination (Debt) revenues decreased 13%, or EUR 43 million, mainly due to continued difficulties in the leveraged finance markets. However, write-downs net of recoveries were less than EUR 50 million during the quarter. The decrease in leveraged finance was partly offset by Investment Grade debt, where Deutsche Bank gained market share in Europe and the Americas. Origination (Equity) revenues decreased 22%, or EUR 59 million, reflecting lower primary issuance in the market. For the full year, Deutsche Bank recorded market share gains in the Americas and achieved a number one ranking in EMEA. (Sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic).
For the full year, Origination and Advisory revenues were EUR 2.7 billion, a decrease of 8%, or EUR 226 million, versus 2006. The decrease was caused primarily by the aforementioned difficulties in the leveraged finance markets which developed during the third quarter and led to mark-to-market losses (net of fees and gains on sales) of EUR 759 million on leveraged loans and loan commitments over the year as a whole, and to lower levels of issuance during the second half of the year.
Loan Products net revenues were EUR 224 million for the fourth quarter 2007, a decrease of 4%, or EUR 10 million, from the same period last year, largely reflecting widening credit spreads on loans on which the fair value option has been applied. For the full year, revenues were EUR 974 million, an increase of 3% compared to 2006. Gains on sales of equity from restructured loans were partly offset by the application of the fair value option to an increased level of new lending activity.
Other Products revenues were EUR 111 million for the fourth quarter 2007 compared to EUR (66) million in the comparison period. For the full year 2007, revenues were EUR (151) million, an improvement of EUR 167 million versus 2006. Both developments were primarily driven by higher revenues following the acquisition of Abbey Life in the fourth quarter 2007, which are offset in noninterest expenses, within policyholder benefits and claims.
In provision for credit losses, CB&S recorded a net charge of EUR 182 million in the fourth quarter 2007 compared to a net charge of EUR 23 million in the fourth quarter 2006, with the increase driven primarily by a provision taken on a single counterparty relationship. For the full year, CB&S recorded a net charge of EUR 102 million, compared to a net release of EUR 65 million in 2006.
Noninterest expenses of EUR 3.2 billion in CB&S in the fourth quarter 2007 increased by 13%, or EUR 370 million, compared to the fourth quarter 2006, primarily reflecting higher staff levels and performance-related compensation as well as the aforementioned effects from the acquisition of Abbey Life. For the full year, noninterest expenses increased 8%, or EUR 933 million, to EUR 12.2 billion, largely due to increased staff levels and the impact of acquisitions as well as from higher business volumes.
Income before income taxes in CB&S were EUR 447 million in the fourth quarter, a decrease of 57%, or EUR 583 million compared to the same quarter last year. For the full year 2007, income before income taxes decreased by 22% to EUR 4.2 billion.
Global Transaction Banking Corporate Division (GTB)
GTB generated net revenues of EUR 657 million in the fourth quarter 2007, an increase of 12%, or EUR 73 million, versus the fourth quarter 2006. Revenue growth was strong across all of our major businesses including Cash Management, Trade Finance and Trust & Securities Services (TSS). Cash Management revenues were driven by increases in payment volumes, mainly from cross border payments in Europe reflecting the continued tendency for banks and corporates to consolidate to fewer banking counterparties. The introduction of the Single Euro Payments Area (SEPA) also positively impacted revenues in Cash Management. Customer balances grew 23%. Trade Finance revenues grew, driven by new products and higher trade volume. Revenue growth in TSS was predominantly attributable to our domestic custody business, with assets under custody up 39%.
For the full year, revenues were EUR 2.6 billion, an increase of 16%, or EUR 357 million, compared to 2006. The increase was driven by strong growth in payment volumes, new customer flow and market expansion. All regions generated strong revenue and double digit profit growth.
In provision for credit losses, GTB recorded a net charge of EUR 8 million in the fourth quarter 2007, compared with a net charge of EUR 1 million in the prior year quarter. For the full year, GTB recorded a net charge of EUR 7 million, compared to a net release of EUR 29 million in 2006.
GTB’s noninterest expenses of EUR 427 million in the fourth quarter 2007 were virtually unchanged versus the fourth quarter 2006.
For the full year, GTB’s noninterest expenses were EUR 1.6 billion, an increase of 5%, or EUR 80 million, compared to 2006. The increase was mainly driven by higher staff levels, performance-related compensation and transaction-related costs in support of increased business volumes.
Income before income taxes of EUR 222 million was a fourth quarter record and an increase of 45%, or EUR 69 million, compared with the prior year quarter.

For the full year, income before income taxes was a record EUR 945 million, an increase of 34%, or EUR 241 million, compared to 2006.
Private Clients and Asset Management Group Division (PCAM)
In PCAM, net revenues were EUR 2.5 billion in the fourth quarter 2007, an increase of 3%, or EUR 76 million, versus the prior year quarter. Provision for credit losses was EUR 136 million, up 27%, or EUR 29 million, compared to the same quarter in 2006. Noninterest expenses were EUR 2.0 billion, an increase of 4%, or EUR 81 million, compared to the fourth quarter 2006. Income before income taxes of EUR 421 million in the fourth quarter was 8%, or EUR 38 million lower than last year’s quarter.
For the full year, PCAM recorded net revenues of EUR 10.1 billion, an increase of 9%, or EUR 814 million, versus 2006. Provision for credit losses of EUR 501 million increased 28% or EUR 111 million. Noninterest expenses were EUR 7.6 billion, an increase of 8%, or EUR 560 million, compared to 2006. Income before income taxes of EUR 2.1 billion in 2007 was up 6%, or EUR 124 million, from the last year.
Net new money during the fourth quarter 2007 was EUR 13 billion, of which EUR 8 billion was generated by Asset and Wealth Management (AWM) and EUR 5 billion by Private & Business Clients (PBC). However, Invested Assets declined slightly during the quarter by EUR 7 billion to EUR 952 billion due to negative exchange rate effects and lower asset market values. For the full year, net new assets were EUR 59 billion, of which EUR 40 billion were attributable to AWM and EUR 19 billion to PBC.
Asset and Wealth Management Corporate Division (AWM)
In the fourth quarter 2007, AWM reported net revenues of EUR 1.1 billion, a decrease of 3%, or EUR 36 million, compared to the prior year quarter. Portfolio/Fund Management revenues in Asset Management (AM) decreased by 15%, or EUR 107 million, driven by lower RREEF Alternative Investments performance fees, partly offset by higher Retail performance fees. In Private Wealth Management (PWM), Portfolio/Fund Management revenues grew by 22% or EUR 20 million, compared to the prior year quarter, due to a higher invested asset base as a result of the Tilney acquisition and from organic growth. Brokerage revenues were EUR 245 million, up 22%, or EUR 45 million, mainly driven by higher invested assets and transactional revenues. Loan/Deposit revenues improved 18%, or EUR 9 million, based on higher deposit and loan volumes and improved margins. Revenues from Other Products decreased by 6%, or EUR 5 million, driven primarily by gains in AM’s RREEF Alternative Investments business in the prior year quarter.
For the full year, AWM’s net revenues increased by 5%, or EUR 208 million, to EUR 4.4 billion compared to the prior year, mainly due to organic and acquisition-related growth of invested assets as well as increased transaction volumes in Brokerage.
Noninterest expenses in the fourth quarter 2007 were EUR 932 million, an increase of 3%, or EUR 28 million, compared to the same quarter in 2006. The main driver was the aforementioned EUR 74 million impairment of a non-amortizing Scudder intangible asset in AM in the current quarter. PWM’s Tilney acquisition and organic growth further contributed to the increase in noninterest expenses, partly offset by lower transaction-related expenses in RREEF Alternative Investments.
For the full year 2007, noninterest expenses increased by 5%, or EUR 169 million, to EUR 3.5 billion compared to the prior year. The increase in noninterest expenses was primarily driven by the aforementioned impairment charge in AM and PWM’s acquisition and growth strategy, partially offset by a decrease in charges for restructuring activities.
AWM’s income before income taxes in the quarter was EUR 169 million, a decrease of 29%, or EUR 68 million, compared to the same period last year. For the full year, AWM’s income before income taxes was EUR 913 million, an increase of 2% or EUR 19 million.
Private & Business Clients Corporate Division (PBC)
In the fourth quarter of 2007, PBC’s business volumes further increased in both the deposit and the lending businesses. Invested Assets were EUR 203 billion as of December 31, 2007 with net new assets of EUR 5 billion generated during the quarter. For the full year 2007, Invested Assets grew by EUR 28 billion to EUR 203 billion, of which net new assets were EUR 19 billion.
PBC acquired 365 thousand net new clients in the fourth quarter 2007, bringing the total number of clients to 13.8 million, driven mainly by increases in Germany and India. For the full year, net new clients were over 1.0 million, excluding the effects related to the acquisition of Berliner Bank and the sale of the Italian BankAmericard processing activities.
Net revenues of EUR 1.4 billion were 8%, or EUR 112 million, above the fourth quarter 2006. In particular, Loan/Deposit revenues were up 12%, or EUR 80 million, compared to the prior year quarter, primarily driven by higher volumes due to the acquisitions of Berliner Bank and norisbank. Revenues from Portfolio/Fund Management increased by 3%, or EUR 3 million, versus the fourth quarter 2006. Brokerage revenues grew 2%, or EUR 5 million, to EUR 266 million from the prior year quarter, despite ongoing uncertainties in the equity markets. Payments, Account & Remaining Financial Services accounted for EUR 267 million in revenues, up 12%, or EUR 29 million, versus the prior year quarter, primarily driven by higher sales of insurance products. Revenues from Other Products decreased by 4%, or EUR 4 million, compared to the prior year quarter.
For the full year 2007, net revenues were EUR 5.8 billion, an increase of 12%, or EUR 606 million.
The provision for credit losses in the fourth quarter was EUR 136 million, an increase of 28%, or EUR 30 million, compared to the fourth quarter 2006, reflecting organic growth particularly in higher margin products that adequately cover the higher losses inherent in those products, and the aforementioned acquisitions. For the full year, the provision for credit losses was EUR 501 million, an increase of 28%, or EUR 109 million, compared to 2006, reflecting acquisition-related and organic growth.

Noninterest expenses in the fourth quarter 2007 were EUR 1.1 billion, an increase of 5%, or EUR 53 million, compared to the fourth quarter 2006. The main drivers for this development were the aforementioned acquisitions, including integration-related expenses, and also continued investment in growth regions, especially in Poland and India. For the full year, noninterest expenses were EUR 4.1 billion, an increase of 11%, or EUR 391 million, compared to 2006.
Income before income taxes in PBC was EUR 252 million in the quarter, an increase of 13%, or EUR 30 million, compared to the fourth quarter 2006. For the full year 2007, income before income taxes was EUR 1.1 billion, an increase of 10%, or EUR 105 million, versus 2006.
Corporate Investments Group Division (CI)
CI’s income before income taxes was EUR 133 million in the fourth quarter 2007, compared to EUR 80 million in the fourth quarter 2006. The current quarter included gains of EUR 120 million from the sale of industrial holdings, mainly related to the partial sale of our stake in Linde AG, as well as a gain of EUR 24 million related to a building in New York.
Income before income taxes was EUR 1.3 billion for the full year 2007, compared to EUR 361 million in 2006.
Consolidation & Adjustments
For the fourth quarter 2007, Consolidation & Adjustments recorded an income before income taxes of EUR 213 million. The fourth quarter benefited from income not attributable to the business segments (“Corporate Items”) of net EUR 168 million. These Corporate Items mainly included reimbursements associated with certain insurance claims as well as the effect of a litigation settlement. In the fourth quarter last year, income before income taxes was EUR 192 million, of which Corporate Items were EUR 225 million. The fourth quarter 2006 also included interest income related to tax audit settlements and a provision release related to grundbesitz-invest, the Group’s German open-ended real estate fund.
For the full year 2007, income before income taxes was EUR 244 million, compared to a loss before income taxes of EUR 41 million in 2006.
These figures are preliminary and unaudited. The Annual Report 2007 and Form 20-F will be published on 26 March 2008. For further details regarding the results, please refer to the 4Q2007 Financial Data Supplement which is either attached or available under www.deutsche-bank.com/ir/financial-supplements .

For further information, please contact:

Press and Media Relations	Investor Relations

+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
db.presse@db.com	+1 212 250 7125 (New York) db.ir@db.com
An Analyst Meeting to discuss the 2007 financial results will take place in Frankfurt today:

Time:	2.00 — approx. 4.00 p.m. CET

Speakers:	Dr. Josef Ackermann	Chairman of the Management Board and the Group Executive Committee
	Anthony di Iorio	Chief Financial Officer
	Dr. Hugo Banziger	Chief Risk Officer

Phone:	Germany:	+ 49 69 710 491 413
	U.K.:	+ 44 207 1538 943
	USA:	+ 1 866 7961 569

Password:	Deutsche Bank / Investor Relations Q4

Webcast (Video): (listen only)	www.deutsche-bank.com/ir/video-audio - live and replay -

Slides:	www.deutsche-bank.com/ir/presentations (available from 10.00 a.m. CET)
This release also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 on pages 9 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir .